November 21, 2024

Thomas F. Cowhey
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

       Re: CVS Health Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-01011
Dear Thomas F. Cowhey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services